

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2014

Via Email
Matthew C. Los
Chief Executive Officer
Aquasition Corp.
C/o Seacrest Shipping
8-10 Paul Street
London EC2A 4JH, England

> **Re:** **Aquasition Corp.**
> **Schedule TO-I/A filed July 9, 2014**
> **File No. 005-87040**

Dear Mr. Los:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO filed July 9, 2014

Exhibit (a)(1)(A) Offer Letter

General

1. We note your response to prior comment nine from our letter dated July 3, 2014. Please revise to clarify if shareholders will not know the approximate net amount of cash the combined entity will have assuming KBS waives the $10 million condition and you experience the maximum number of redemptions. We may have further comment.

Target's Business, page 51

2. We note your revised disclosure on page 51 and response to prior comment six. It is unclear what third-party brand name clothing target is currently able to manufacture

given the absence of "special sewing machines and workmanship." Please revise to clarify the differences, as well as the approximate time target believes is necessary to acquire the special sewing machines, "skilled workforce" and other necessities to begin significant production of its own branded merchandise.

The Acquisition, page 71

3. We note your revised disclosure and response to prior comment seven. Please revise where you reference "the main terms of a term sheet," the original non-binding term sheet, "which outlined the basic terms of a transaction," other amendments and the final agreement to clarify (in quantitative and qualitative terms) the extent to which the principal terms of the transaction materially changed during negotiations.

Material U.S. Federal Income Tax Consequences, 113

4. We note your response to prior comment 19 from our letter dated July 3, 2014. With a view to clarifying disclosure, please advise us whether and if not, why not, the material tax discussion can address the consequences assuming "the shareholder's percentage ownership in Aquasition (including shares the shareholder is deemed to own under certain constructive ownership rules) has decreased by reason of the redemption."

Hongri International Holdings Limited

Consolidated Financial Statements, page F-16

Notes to Consolidated Financial Statements, page F-24

Note 4. Significant Accounting Policies, page F-29

5. We note your response to comment 21 in our letter dated July 3, 2014. Please add a policy note that describes your accounting for the start-up activity costs incurred prior to opening a new store also referred to as store pre-opening costs. These costs may include rent and occupancy, supplies, payroll and advertising.

Revenue Recognition, page F-30

6. We note the response to comment 71 in our letter dated June 16, 2014 and that you believe it is not necessary to disclose an accounting policy for promotional expenses in the revenue recognition policy. Please provide a separate policy that discloses the specific nature of these costs, and describes how you are accounting for these costs. Please tell us the standard within IFRS that supports your accounting policy for these costs.

Note 35. Commitments and Contingencies, page F-53

7. We refer you to page 43 of your Offer Letter and the disclosure under the heading "Target's failure to fully comply with…" You disclose that Hongri PRC has not paid the PRC government its portion of employee housing accumulation funds before 2013. We also note that you revised to disclose that you accrued $0.94 million in unpaid contributions. Tell us how you considered the criteria in paragraph 14 of IAS 37 in consideration of your obligation to pay the entire housing accumulation, fines and/or penalties as well as the requirements to disclose the incident in this footnote.

8. We note that your response to comment 57 in the letter dated June 16, 2014 indicates that, in connection with the acquisition, a $5.3 million payable by Hongri BVI to KBS is expected to be transferred to reserves of Hongri with the consent of KBS. Please tell us the circumstances that KBS would or would not transfer the payable to reserves upon acquisition and dissolution. In doing so please also explain your use of the term "expected" and "consent" in the context of this transaction.

Exhibit (a)(5)(B) Investor Presentation dated July 2014

9. We note the revisions made to slide 19 in response to prior comment 22 from our letter dated July 3, 2014. However, the text under Growth Strategies discussing your plans to double stores does not match the projected standalone stores presented on the right hand side of the same slide. Please revise as appropriate.

10. We note that you attribute the information presented on slide 19 to "management projections." Please clarify whose management, yours or KBS.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. You may contact Christina Chalk at (202) 551-3263 if you have questions specific to the tender offer rules. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

Cc: Giovanni Caruso
        Loeb & Loeb LLP